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                                                                November 9, 2006

VIA EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attention:        Daniel F. Duchovny, Esq.,
                  Special Counsel, Office of Mergers & Acquisitions
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                  RE:   Elron Electronic Industries Ltd.
                        Schedule 14D-9 filed October 31, 2006
                        File No. 005-35004

Dear Mr. Duchovny:

         On behalf of Elron Electronic Industries Ltd. ("Elron" or the "Company"), we provide Elron's responses to the comment letter dated November 3, 2006 (the "Comment Letter"), received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), relating to Elron's Schedule 14D-9 filed October 31, 2006.

         For your convenience, the Staff's comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Past Contacts, Transactions, Negotiations and Agreements, page 2
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1.       Comment: Please tell us why you need to qualify your disclosure "to the best knowledge" of the company in the last paragraph of this section. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

         Response:

         The Company has inquired of the Clal Insurance Group with respect to the number of ordinary shares of the Company held by the Clal Insurance Group. The Clal Insurance Group indicated that as of the date of the Offer they held 183,746 of the Company's ordinary shares, including 170,167 shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by Clal Insurance, with respect to which Clal Insurance disclaims beneficial ownership.

         The Company has clarified in its amendment to the Schedule 14D-9 that the information provided is to the best of the Company's knowledge after due inquiry.

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2.       Comment: Please disclose the information in Schedule I, referred to in the last paragraph of this section.

         Response:

         Upon further review, the Company has deleted the paragraph in question, because the information is not required by the relevant Item. In addition, the information is included in the Schedule 14D-9 in response to Item 6.

                                      * * *

         In connection with responding to the Comment Letter, we are also providing a written acknowledgement from the Company reflecting the items set forth in the Comment Letter. Should you have any questions regarding this response, please contact me at 212-715-9486 or my colleague John Bessonette at 212-715-9182.



                                           Sincerely,

                                           /s/Richard H. Gilden

                                           Richard H. Gilden


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